UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BIOSCRIP INC.

(Name of Issuer)

Common Stock, par value 0.0001 per share

(Title of Class of Securities)

09069N108

(CUSIP Number)

February 13, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 09069N108

1	NAME OF REPORTING PERSON Consonance Capital Management LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-0294313
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,921,333
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,921,333
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,921,333
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.69%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 09069N108

1	NAME OF REPORTING PERSON Mitchell Blutt I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,921,333
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,921,333
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,921,333
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.69%
12	TYPE OF REPORTING PERSON IA, HC

CUSIP No.: 09069N108

1	NAME OF REPORTING PERSON Consonance Capital Advisors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 38-3759260
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,921,333
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,921,333
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,921,333
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.69%
12	TYPE OF REPORTING PERSON OO, HC

CUSIP No.: 09069N108

ITEM 1(a).	NAME OF ISSUER:
BIOSCRIP INC.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
100 Clearbrook Road Elmsford New York, 10523
ITEM 2(a).	NAME OF PERSON FILING:
Consonance Capital Management LP Mitchell Blutt Consonance Capital Advisors LLC
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
1370 Avenue of the America Suite 3301 New York, NY 10019
ITEM 2(c).	CITIZENSHIP:
Consonance Capital Management LP - Delaware USA Mitchell Blutt - USA Consonance Capital Advisors LLC - Delaware USA
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, par value 0.0001 per share
ITEM 2(e).	CUSIP NUMBER:
09069N108
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
3,921,333
	(b)	Percent of class:
5.69%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Consonance Capital Management LP - 0 Mitchell Blutt - 0 Consonance Capital Advisors LLC - 0
(ii) Shared power to vote or to direct the vote:
Consonance Capital Management LP - 3,921,333 Mitchell Blutt - 3,921,333 Consonance Capital Advisors LLC - 3,921,333
(iii) Sole power to dispose or to direct the disposition of:
Consonance Capital Management LP - 0 Mitchell Blutt - 0 Consonance Capital Advisors LLC - 0
(iv) Shared power to dispose or to direct the disposition of:
Consonance Capital Management LP - 3,921,333 Mitchell Blutt - 3,921,333 Consonance Capital Advisors LLC - 3,921,333
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13, 2014

Date
Consonance Capital Management LP Mitchell Blutt
/s/ Wendell Fowler /s/ Mitchel Blutt

Signature
Wendell Fowler Mitchell Blutt , Chief Financial Officer Managing Member

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 09069N108
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) (1) (iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated February 13, 2014 (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Bioscrip Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 13, 2014

Consonance Capital Management LP
/s/ Wendell Fowler

Consonance Capital Advisors LLC
/s/ Wendell Fowler

Mitchell Blutt
/s/ Mitchell Blutt